Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Sandstorm Gold Ltd. (the Company) of our report dated February 15, 2018, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting as at December 31, 2017.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-215009), as amended, of the Company of our report dated February 15, 2018 referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 29, 2018